Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 2, 2009 (except with respect to the effects of the discontinued operations as discussed in Note 4 and changes in accounting for non-controlling interests as discussed in Note 2, as to which the date is August 17, 2009) with respect to the consolidated financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standard No. 160 effective January 1, 2009) of Atlas America, Inc. and subsidiaries contained in Amendment No. 2 to this Registration Statement and Prospectus (File No. 333-160059). We consent to the use of the aforementioned report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Cleveland, Ohio

August 17, 2009